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                              July 24, 2023

       Marissa Martin
       General Counsel
       Brookline Bancorp Inc.
       131 Clarendon Street
       Boston, MA 02116

                                                        Re: Brookline Bancorp
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 14, 2023
                                                            File No. 333-273248

       Dear Marissa Martin:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed July 14, 2023

       General

   1. We note that your quarterly report on Form 10-Q for the period ended March 31,
                                                        2023 filed on May 11,
2023 does not appear to have been timely filed. Accordingly, it does not appear that
you meet the eligibility requirements set forth in General Instruction
                                                        I.A.3(b) of Form S-3.
Please explain to us why you believe you are eligible to file on
                                                        Form S-3 or amend your
registration statement onto an appropriate form.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Marissa Martin
Brookline Bancorp Inc.
July 24, 2023
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Stickel at 202-551-3324 or Christian Windsor, Legal Branch
Chief, at 202-551-3419 if you have any questions.



FirstName LastNameMarissa Martin                             Sincerely,
Comapany NameBrookline Bancorp Inc.
                                                             Division of
Corporation Finance
July 24, 2023 Page 2                                         Office of Finance
FirstName LastName